SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of June 2003
                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        [X] Form 20-F      [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        [ ] Yes            [X] No



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         Attached hereto as Exhibit 1 and  incorporated  by reference  herein is the Registrant's press release dated June 2, 2003.

         Attached hereto as Exhibit 2 and incorporated by reference herein are the Registrant's financial statements for the quarter ended March 31, 2003.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ELSCINT LIMITED
                                           (Registrant)


                                           By:   /s/ Rachel Lavine
                                              ----------------------------------
                                              Name: Rachel Lavine
                                              Title: President

Dated:  June 3, 2003.


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                                  EXHIBIT INDEX


    Exhibit No.            Description

        1.                 Press release dated June 2, 2003.

        2. Financial statements for the quarter ended March 31, 2003.